UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-21

EXETER’S SECOND DRILL AT CERO MORRO DEFINES NEW GOLD/SILVER ZONE

Vancouver, B. C., July 9, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that a second rig now drilling at its Cerro Moro Project, in Santa Cruz Province Argentina, has discovered new sulphide-related veining southeast of the Esperanza vein system. The drilling confirms the potential for further discoveries on the property.

Three of the five new drill holes at Esperanza intersected gold and silver grades in association with quartz and sulphides in a vein stockwork system, in contrast to the narrower, but very high-grade sulphidic gold mineralization being drilled at Escondida. The Esperanza system falls on a major southeast-trending structure at least six kilometres long is untested over a potential strike length of at least one kilometre.

Highlights of the results from drilling at Esperanza include the following:

•	6.09 metres (“m”) (20 feet) at a grade of 7.5 grams per tonne (“g/t”) gold and 141 g/t silver, a gold equivalent grade* of 9.9 g/t (0.29 oz/ton) in MD101;

•	3.30 m (10.8 feet) at a grade of 6.9 g/t gold and 206 g/t silver, a gold equivalent grade* of 10.3 g/t (0.3 oz/ton) in MD100; and

•	0.94 m (3.1 feet) at a grade of 17.1 g/t gold and 511 g/t silver, a gold equivalent grade* of 25.6 g/t (0.74 oz/ton) in MD103.

Exeter’s Exploration Manager, Matt Williams commented: “We now have two drill rigs and nine exploration geologists at the extensive Cerro Moro epithermal gold system. With one rig continuing to assess the high-grade Escondida vein, and the second rig drilling at Esperanza, our understanding of Cerro Moro is increasing rapidly.

“Drilling prior to mid-2006 focused on prominent, white (low sulphide) quartz veins similar to those being mined at Cerro Vanguardia, to the west of Cerro Moro. The Esperanza vein was discovered in outcrop and drilled previously with promising, but not extraordinary, results. Our new interpretation is that the known Esperanza vein changes in character as it extends to the southeast. The strike extension is progressively more eroded, bringing potentially high-grade, Escondida-type gold-silver mineralization to surface.

“The entire southern portion of the Cerro Moro property is open for exploration. We have found sulphide- related mineralization at Carla, Escondida and now at Esperanza. Our geologists are refining an exploration model, identifying rhyolites to be preferentially mineralized over andesites. Geophysical mapping appears to be very effective in the southern part of Cerro Moro and will be invaluable in areas where the preferentially- eroded veins lie under shallow gravel cover.”

To enlarge the above map, please click on it.

Drilling to test the Esperanza vein to depth and along strike is continuing, using a track-mounted combination reverse circulation/diamond UDR-650 drill rig that recently arrived on site.

Detailed Drilling Results

Significant assay results from the new drilling, at a cut-off grade of 1.0 g/t gold equivalents* are given below:

Table 1: Esperanza Zone, Cerro Moro - Intersections of vein stockwork mineralization in rhyolite (P2)

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD099	33.70	48.73	15.03	1.2	78	2.5
including	35.33	38.87	3.54	3.3	190	6.5
MD100	36.95	40.25	3.30	6.9	206	10.3
MD101	32.37	38.46	6.09	7.5	141	9.9
including	35.00	38.00	3.00	13.3	248	17.5

Table 2: Esperanza Zone, Cerro Moro - Intersections of vein in andesite (L1)

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD102	39.77	40.77	1.00	1.5	121	3.5
and	43.00	44.00	1.00	0.8	32	1.3
MD103	9.04	10.55	1.51	10.7	341	16.4

including	9.61	10.55	0.94	17.1	511	25.6
and	55.00	56.35	1.35	1.1	2	1.1

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

The gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

Cerro Moro is one of 12 epithermal gold and silver properties under a strategic agreement with Cerro Vanguardia S.A., (CVSA) an AngloGold Ashanti subsidiary. Drilling is expected to continue at Cerro Moro through 2007, with a view to establishing a high grade gold-silver resource amenable to open pit mining. The Company expects to have drilled 10,000 metres on the property by late July, triggering the right for CVSA to back-in for a sixty percent joint venture interest in the project. Should that right be exercised, Exeter will receive a cash payment and will be free-carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent net smelter returns royalty.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company is reviewing its legal recourse for damages suffered and will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative change.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings Street Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including comments relating to the possible amendment of anti-mining legislation in Mendoza Province, Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date July 12, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director